FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  October, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE
Communication of Relevant Information

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated October 7, 2013, with registration CNMV No. 193621, PRISA informs that today, and with trade effects of tomorrow October 11, have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) 2,518,396 new Class A common shares coming from (i) the exercise of the conversion right of Class B non-voting shares issued by PRISA1, (ii) the payment of the accrued dividend affecting these shares, and (iii) the execution of the capital increase corresponding to the 33rd window of PRISA2 exercise of warrants.

Madrid, October 10th, 2013

1 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd day of December 2010, with registration CNMV No 134087).

2 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th of December 2010, with registration CNMV No 134.087 and 134.403, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

October 10, 2013